UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February 2012

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2012

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Manabu Ishii
Name:	Manabu Ishii
Title:	Chief Manager, General Affairs
Corporate Administration Division

Consolidated Summary Report <under Japanese GAAP> for the nine months ended December 31, 2011

February 1, 2012

Company name:	Mitsubishi UFJ Financial Group, Inc.	Stock exchange listings:	Tokyo, Osaka, Nagoya, New York
Code number:	8306	URL	http://www.mufg.jp/
Representative:	Katsunori Nagayasu, President & CEO
For inquiry:	Naoki Muramatsu, General Manager—Financial Planning Division / Financial Accounting Office
TEL (03) 3240-7200
Quarterly securities report issuing date:	February 14, 2012	Trading accounts:	Established
Dividend payment date:	-
Supplemental information for quarterly financial statements:	Available
Quarterly investor meeting presentation:	None

(Amounts of less than one million yen are rounded down.)

1. Consolidated Financial Data for the Nine Months ended December 31, 2011

(1) Results of Operations

	(% represents the change from the same period in the previous fiscal year)
	Ordinary Income		Ordinary Profits		Net Income
	million yen	%	million yen	%	million yen	%
Nine months ended
December 31, 2011	3,789,994	8.6	1,231,425	47.3	815,802	47.8
December 31, 2010	3,490,055	(7.5)	836,153	134.9	551,829	154.2

(*)	Comprehensive income

December 31, 2011: 827,030 million yen 225.1%;    December 31, 2010: 254,365 million yen —  %

	Net Income per Common Stock	Diluted Net Income per Common Stock
	yen	yen
Nine months ended
December 31, 2011	57.04	56.92
December 31, 2010	38.39	38.30

(2) Financial Conditions

	Total Assets	Total Net Assets	Net Assets Attributable to MUFG Shareholders to Total Assets(*1)
	million yen	million yen	%
As of
December 31, 2011	210,870,129	11,208,226	4.5
March 31, 2011	206,227,081	10,814,425	4.3

(Reference) Shareholders’ equity as of December 31, 2011: 9,517,994 million yen;    March 31, 2011: 8,948,948 million yen

(*1)	“Net assets attributable to MUFG shareholders to total assets” is computed under the formula shown below

(Total net assets - Subscription rights to shares - Minority interests) / Total assets

(*2)	“Risk-adjusted Capital Ratio” will be disclosed separately in mid-February 2012.

2. Dividends on Common Stock

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Fiscal year
ended March 31, 2011	—	6.00	—	6.00	12.00
ending March 31, 2012	—	6.00	—
ending March 31, 2012 (Forecast)				6.00	12.00

(*1)	Revision of forecasts for dividends on the presentation date of this Consolidated Summary Report : None
(*2)	The information in the above table is only for dividends on common stocks. Please refer to “Dividends on preferred stocks” with regard to dividends on other type of (unlisted) stocks issued by us.

3. Earnings Forecasts for the Fiscal Year ending March 31, 2012 (Consolidated)

MUFG has the target of 900.0 billion yen of consolidated net income for the fiscal year ending March 31, 2012. (There are no changes to our earnings targets released on November 14, 2011.)

MUFG is engaged in financial service businesses such as banking business, trust banking business, securities business and credit card/loan businesses. Because there are various uncertainties caused by economic situation, market environments and other factors in these businesses, MUFG discloses a target of its consolidated net income instead of a forecast of its performance.

4. Other

(1)	Changes in significant subsidiaries during the period: No

(2)	Adoption of any particular accounting methods for quarterly consolidated financial statements: No

(3)	Changes in accounting policies, changes in accounting estimates and restatements

(A)	Changes in accounting policies due to revision of accounting standards: Yes

(B)	Changes in accounting policies due to reasons other than (A): Yes

(C)	Changes in accounting estimates: No

(D)	Restatements: No

(4)	Number of common stocks outstanding at the end of the period

(A) Total stocks outstanding including treasury stocks:
December 31, 2011	14,154,534,220 shares
March 31, 2011	14,150,894,620 shares
(B) Treasury stocks:
December 31, 2011	9,539,256 shares
March 31, 2011	9,413,730 shares
(C) Average outstanding stocks:
Nine months ended December 31, 2011	14,143,923,043 shares
Nine months ended December 31, 2010	14,140,663,470 shares

*Disclosure regarding the execution of the quarterly review process

This “Consolidated Summary Report” (Quarterly “Tanshin”) is outside the scope of the external auditor’s quarterly review procedure which is required by “Financial Instruments and Exchange Act”. Therefore, the quarterly review process has not been completed as of this disclosure in the “Consolidated Summary Report”.

*Notes for using forecasted information etc.

1.	This financial summary report contains forward-looking statements regarding estimations, forecasts, targets and plans in relation to the results of operations, financial conditions and other overall management of the company and/or the group as a whole (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the company’s current estimations, perceptions and evaluations. In addition, in order for the company to adopt such estimations, forecasts, targets and plans regarding future events, certain assumptions have been made. Accordingly, due to various risks and uncertainties, the statements and assumptions are inherently not guarantees of future performance, may be considered differently from alternative perspectives and may result in material differences from the actual result. For the main factors that may effect the current forecasts, please see Consolidated Summary Report, Annual Securities Report, Disclosure Book, Annual Report, and other current disclosures that the company has announced.

2.	The financial information included in this financial summary report is prepared and presented in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”). Differences exist between Japanese GAAP and the accounting principles generally accepted in the United States (“U.S. GAAP”) in certain material respects. Such differences have resulted in the past, and are expected to continue to result for this period and future periods, in amounts for certain financial statement line items under U.S. GAAP to differ significantly from the amounts under Japanese GAAP. For example, differences in consolidation basis or accounting for business combinations, including but not limited to amortization and impairment of goodwill, could result in significant differences in our reported financial results between Japanese GAAP and U.S. GAAP. Readers should consult their own professional advisors for an understanding of the differences between Japanese GAAP and U.S. GAAP and how those differences might affect our reported financial results. To date, we have published U.S. GAAP financial results only on a semiannual and annual basis, and currently do not expect to publish U.S. GAAP financial results for the period reported in this financial summary report.

(Dividends on preferred stocks)

Dividends per share relating to preferred stocks are as follows:

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock First Series of Class 5
Fiscal year ended March 31, 2011	—	57.50	—	57.50	115.00
Fiscal year ending March 31, 2012	—	57.50	—
Fiscal year ending March 31, 2012 (Forecast)				57.50	115.00

	Dividends per Share
	1st quarter-end	2nd quarter-end	3rd quarter-end	Fiscal year-end	Total
	yen	yen	yen	yen	yen
Preferred Stock Class 11
Fiscal year ended March 31, 2011	—	2.65	—	2.65	5.30
Fiscal year ending March 31, 2012	—	2.65	—
Fiscal year ending March 31, 2012 (Forecast)				2.65	5.30

Mitsubishi UFJ Financial Group, Inc.

(Appendix)

Contents of Appendix

1. Information Regarding “4. Other” in Consolidated Summary Report	2
(1) Changes in Accounting Policies, Changes in Accounting Estimates and Restatements	2

2. Consolidated Financial Statements	3
(1) Consolidated Balance Sheets	3
(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income	5
(3) Notes on Going-Concern Assumption	7
(4) Notes for Material Changes in Shareholders’ Equity	7

Supplemental Information:

“Selected Financial Information under Japanese GAAP for the Nine Months Ended December 31, 2011”

1

Mitsubishi UFJ Financial Group, Inc.

1. Information Regarding “4. Other” in Consolidated Summary Report

(1)	Changes in Accounting Policies, Changes in Accounting Estimates and Restatements

(Changes in Accounting Policies)

(i)	Application of the revised “Accounting Standard for Earnings Per Share”

Starting with the first quarter, we have applied “Accounting Standard for Earnings Per Share” (ASBJ Statement No.2 revised on June 30, 2010) and “Guidance on Accounting Standard for Earnings Per Share” (ASBJ Guidance No.4 revised on June 30, 2010).

(ii)	Recording of receivables to be offset by the future claims for interest repayment as reserve for contingent losses

Some of the consolidated subsidiaries recorded part of their receivables allocated to offset future claims of repayment of interest, as part of allowance for credit losses, simply because of the technical difficulty in drawing distinction between such part of receivables and write-offs of loans. From the previous fiscal year, however, such part of receivables including allowances of similar nature at other consolidated subsidiaries started to be recorded appropriately as reserve for contingent losses, thanks to enough accumulation and development of actual repayment data to enable such distinction by the year end.

This change had impact on neither “Ordinary profits” nor “Income before income taxes and others” for the third quarter of the previous fiscal year.

2

Mitsubishi UFJ Financial Group, Inc.

2. Consolidated Financial Statements

(1) Consolidated Balance Sheets

	(in millions of yen)
	As of March 31, 2011	As of December 31, 2011
Assets:
Cash and due from banks	10,406,053	9,142,828
Call loans and bills bought	361,123	347,798
Receivables under resale agreements	4,997,138	4,845,116
Receivables under securities borrowing transactions	3,621,210	3,204,334
Monetary claims bought	2,700,617	2,785,893
Trading assets	14,946,185	18,066,228
Money held in trust	357,159	342,586
Securities	71,023,637	72,620,417
Loans and bills discounted	79,995,024	80,825,991
Foreign exchanges	1,140,201	1,323,221
Other assets	6,631,715	7,858,521
Tangible fixed assets	1,333,298	1,324,498
Intangible fixed assets	1,069,317	1,020,426
Deferred tax assets	780,310	650,840
Customers’ liabilities for acceptances and guarantees	8,008,084	7,587,626
Allowance for credit losses	(1,143,997)	(1,076,200)

Total assets	206,227,081	210,870,129

Liabilities:
Deposits	124,144,337	122,447,022
Negotiable certificates of deposit	10,961,012	11,130,113
Call money and bills sold	2,311,428	1,893,687
Payables under repurchase agreements	12,385,585	14,188,541
Payables under securities lending transactions	2,102,757	2,177,692
Commercial papers	101,688	476,944
Trading liabilities	11,219,391	13,918,671
Borrowed money	8,895,546	9,628,333
Foreign exchanges	685,309	862,032
Short-term bonds payable	436,967	467,571
Bonds payable	6,438,685	6,226,715
Due to trust accounts	1,459,108	1,343,260
Other liabilities	5,422,853	6,641,853
Reserve for bonuses	44,983	16,387
Reserve for bonuses to directors	543	362
Reserve for retirement benefits	59,192	57,324
Reserve for retirement benefits to directors	1,556	1,424
Reserve for loyalty award credits	8,627	8,766
Reserve for contingent losses	492,693	355,973
Reserves under special laws	2,235	1,793
Deferred tax liabilities	43,301	68,552
Deferred tax liabilities for land revaluation	186,765	161,249
Acceptances and guarantees	8,008,084	7,587,626

Total liabilities	195,412,655	199,661,903

3

Mitsubishi UFJ Financial Group, Inc.

	(in millions of yen)
	As of March 31, 2011	As of December 31, 2011
Net assets:
Capital stock	2,137,476	2,138,487
Capital surplus	2,174,287	2,175,304
Retained earnings	4,799,668	5,433,230
Treasury stock	(6,458)	(6,535)

Total shareholders’ equity	9,104,972	9,740,487

Net unrealized gains (losses) on other securities	90,765	57,675
Net deferred gains (losses) on hedging instruments	38,786	49,202
Land revaluation excess	141,198	162,685
Foreign currency translation adjustments	(392,083)	(462,621)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	(34,691)	(29,434)

Total accumulated other comprehensive income	(156,024)	(222,492)

Subscription rights to shares	7,192	7,410
Minority interests	1,858,283	1,682,821

Total net assets	10,814,425	11,208,226

Total liabilities and net assets	206,227,081	210,870,129

4

Mitsubishi UFJ Financial Group, Inc.

(2) Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	(in millions of yen)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011
Ordinary income	3,490,055	3,789,994
Interest income	1,890,741	1,751,909
Interest on loans and bills discounted	1,205,785	1,117,683
Interest and dividends on securities	469,717	454,938
Trust fees	73,794	70,941
Fees and commissions	825,459	826,109
Trading income	172,591	134,757
Other business income	418,145	522,399
Other ordinary income	109,323	483,877
Ordinary expenses	2,653,902	2,558,568
Interest expenses	394,361	373,942
Interest on deposits	160,138	132,281
Fees and commissions	120,015	127,121
Other business expenses	133,938	158,442
General and administrative expenses	1,558,439	1,525,011
Other ordinary expenses	447,147	374,052

Ordinary profits	836,153	1,231,425

Extraordinary gains	57,362	23,544
Gains on disposition of fixed assets	1,541	8,608
Gains on loans written-off	47,237	—
Reversal of reserve for contingent liabilities from financial instruments transactions	866	441
Gains on sales of equity securities of affiliates	—	12,318
Others	7,717	2,176
Extraordinary losses	37,508	41,397
Losses on disposition of fixed assets	6,491	6,702
Losses on impairment of fixed assets	5,231	8,230
Loss on adjustment for changes of accounting standard for asset retirement obligations	24,437	—
Business structure improvement expenses	799	20,397
Amortization of goodwill	—	6,066
Others	549	—

Income before income taxes and others	856,007	1,213,572

Income taxes—current	83,488	191,198
Income taxes—deferred	194,404	128,210

Total taxes	277,892	319,408

Income before minority interests	578,114	894,164

Minority interests	26,285	78,361

Net income	551,829	815,802

5

Mitsubishi UFJ Financial Group, Inc.

Consolidated Statements of Comprehensive Income

	(in millions of yen)
	For the nine months ended December 31, 2010	For the nine months ended December 31, 2011
Income before minority interests	578,114	894,164
Other comprehensive income
Net unrealized gains (losses) on other securities	(195,021)	(32,657)
Net deferred gains (losses) on hedging instruments	(35,917)	11,111
Land revaluation excess	—	22,322
Foreign currency translation adjustments	(96,889)	(17,582)
Pension liability adjustments of subsidiaries preparing financial statements under US GAAP	5,433	5,256
Share of other comprehensive income of associates accounted for using equity method	(1,354)	(55,582)

Total other comprehensive income	(323,748)	(67,133)

Comprehensive income	254,365	827,030

(Comprehensive income attributable to)
Comprehensive income attributable to owners of the parent	227,432	750,168
Comprehensive income attributable to minority interests	26,933	76,862

6

Mitsubishi UFJ Financial Group, Inc.

(3) Notes on Going-Concern Assumption

Not applicable

(4) Notes for Material Changes in Shareholders’ Equity

Not applicable

7

Selected Financial Information

under Japanese GAAP

For the Nine Months Ended December 31, 2011

Mitsubishi UFJ Financial Group, Inc.

Mitsubishi UFJ Financial Group, Inc.

[Contents]

1. Financial Results	[ MUFG Consolidated ]*1	1

	[ BTMU and MUTB Combined ]*2*3*4

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

2. Non Performing Loans Based on the Financial Reconstruction Law	[ BTMU and MUTB Combined including Trust Accounts ]	5

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

	[ MUTB Non-consolidated : Trust Accounts ]

3. Securities	[ MUFG Consolidated ]	6

	[ BTMU Non-consolidated ]

	[ MUTB Non-consolidated ]

4. ROE	[ MUFG Consolidated ]	9

5. Average Interest Rate Spread	[ BTMU and MUTB Combined ]	9

6. Loans and Deposits	[ BTMU and MUTB Combined ]	9

7. Statements of Trust Assets and Liabilities	[ MUTB Non-consolidated ]	10

(Reference)

Exposure to “Securitized Products and Related Investments”		11

(*1)	“MUFG” means Mitsubishi UFJ Financial Group, Inc.
(*2)	“BTMU” means The Bank of Tokyo-Mitsubishi UFJ, Ltd.
(*3)	“MUTB” means Mitsubishi UFJ Trust and Banking Corporation.
(*4)	“BTMU and MUTB Combined” means simple sum of “BTMU” and “MUTB” without consolidation processes.

Mitsubishi UFJ Financial Group, Inc.

1. Financial Results

MUFG Consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2011 (A)	December 31, 2010 (B)
Gross profits	2,646.6	2,732.5	(85.8)
Gross profits before credit costs for trust accounts	2,646.6	2,732.5	(85.8)
Net interest income	1,378.0	1,496.4	(118.4)
Trust fees	70.9	73.7	(2.8)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	698.9	705.4	(6.4)
Net trading profits	134.7	172.5	(37.8)
Net other business profits	363.9	284.2	79.7
Net gains (losses) on debt securities	285.2	214.1	71.1
General and administrative expenses	1,473.3	1,511.8	(38.5)
Amortization of goodwill	22.2	23.2	(1.0)
Net business profits before credit costs for trust accounts, provision for general allowance for credit losses and amortization of goodwill	1,195.5	1,243.9	(48.3)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	1,173.3	1,220.6	(47.3)
Provision for general allowance for credit losses (2)	42.6	11.4	31.1
Net business profits*	1,215.9	1,232.1	(16.2)
Net non-recurring gains (losses)	15.4	(396.0)	411.4
Credit costs (3)	(180.2)	(266.4)	86.1
Losses on loan write-offs	(123.1)	(213.9)	90.8
Provision for specific allowance for credit losses	(57.3)	(52.6)	(4.6)
Other credit costs	0.2	0.2	(0.0)
Reversal of allowance for credit losses (4)	—	—	—
Reversal of reserve for contingent losses included in credit costs (5)	2.9	—	2.9
Gains on loans written-off (6)	43.9	—	43.9
Net gains (losses) on equity securities	(155.0)	(23.8)	(131.2)
Gains on sales of equity securities	30.6	47.2	(16.5)
Losses on sales of equity securities	(30.2)	(30.0)	(0.1)
Losses on write-down of equity securities	(155.5)	(41.0)	(114.5)
Profits (losses) from investments in affiliates	364.4	(2.9)	367.3
Other non-recurring gains (losses)	(60.5)	(102.8)	42.2

Ordinary profits	1,231.4	836.1	395.2

Net extraordinary gains (losses)	(17.8)	19.8	(37.7)
Gains on loans written-off (7)	—	47.2	(47.2)
Reversal of allowance for credit losses (8)	—	—	—
Reversal of reserve for contingent losses included in credit costs (9)	—	6.1	(6.1)
Net gains (losses) on disposition of fixed assets	1.9	(4.9)	6.8
Losses on impairment of fixed assets	(8.2)	(5.2)	(2.9)
Amortization of goodwill	(6.0)	—	(6.0)
Business structure improvement expenses	(20.3)	(0.7)	(19.5)
Income before income taxes and others	1,213.5	856.0	357.5
Income taxes-current	191.1	83.4	107.7
Income taxes-deferred	128.2	194.4	(66.1)
Total taxes	319.4	277.8	41.5
Income before minority interests	894.1	578.1	316.0
Minority interests	78.3	26.2	52.0

Net income	815.8	551.8	263.9

Note:

*       Net business profits = Banking subsidiaries’ net business profits + Other consolidated entities’ gross profits - Other consolidated entities’ general and administrative expenses - Other consolidated entities’ provision for general allowance for credit losses - Amortization of goodwill - Inter-company transactions

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(90.7)	(201.5)	110.8

Mitsubishi UFJ Financial Group, Inc.

BTMU and MUTB Combined

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2011 (A)	December 31, 2010 (B)
Gross profits	1,811.8	1,758.8	52.9
Gross profits before credit costs for trust accounts	1,811.8	1,758.8	52.9
Net interest income	1,016.0	1,039.2	(23.1)
Trust fees	52.9	55.6	(2.7)
Credit costs for trust accounts (1)	—	—	—
Net fees and commissions	335.1	319.8	15.2
Net trading profits	78.7	88.1	(9.3)
Net other business profits	328.8	255.9	72.9
Net gains (losses) on debt securities	280.0	206.2	73.7
General and administrative expenses	883.8	883.3	0.5
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	927.9	875.5	52.4
Provision for general allowance for credit losses (2)	20.8	(1.0)	21.8
Net business profits	948.7	874.4	74.3
Net non-recurring gains (losses)	(308.0)	(184.5)	(123.5)
Credit costs (3)	(95.6)	(79.1)	(16.4)
Losses on loan write-offs	(44.1)	(79.1)	35.0
Provision for specific allowance for credit losses	(48.6)	(0.1)	(48.5)
Other credit costs	(2.7)	0.2	(2.9)
Reversal of allowance for credit losses (4)	5.7	—	5.7
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	26.0	—	26.0
Net gains (losses) on equity securities	(188.3)	(72.9)	(115.4)
Gains on sales of equity securities	24.4	41.5	(17.0)
Losses on sales of equity securities	(28.8)	(33.7)	4.9
Losses on write-down of equity securities	(184.0)	(80.7)	(103.2)
Other non-recurring gains (losses)	(55.7)	(32.4)	(23.3)

Ordinary profits	640.7	689.9	(49.2)

Net extraordinary gains (losses)	(5.1)	11.2	(16.3)
Gains on loans written-off (7)	—	27.7	(27.7)
Reversal of allowance for credit losses (8)	—	4.2	(4.2)
Reversal of reserve for contingent losses included in credit costs (9)	—	3.8	(3.8)
Net gains (losses) on disposition of fixed assets	2.3	(4.9)	7.2
Losses on impairment of fixed assets	(7.4)	(3.1)	(4.3)
Income before income taxes	635.6	701.2	(65.5)
Income taxes-current	154.0	36.5	117.5
Income taxes-deferred	100.9	168.3	(67.4)
Total taxes	254.9	204.8	50.1

Net income	380.6	496.3	(115.7)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	(43.0)	(44.2)	1.2

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2011 (A)	December 31, 2010 (B)
Gross profits	1,553.3	1,498.4	54.8
Net interest income	895.5	915.9	(20.4)
Net fees and commissions	278.0	262.3	15.6
Net trading profits	65.7	81.2	(15.5)
Net other business profits	314.0	238.8	75.1
Net gains (losses) on debt securities	257.6	190.6	67.0
General and administrative expenses	746.9	743.2	3.6
Amortization of goodwill	0.0	—	0.0
Net business profits before provision for general allowance for credit losses and amortization of goodwill	806.4	755.2	51.2
Net business profits before provision for general allowance for credit losses	806.3	755.2	51.1
Provision for general allowance for credit losses (1)	20.8	(1.0)	21.8
Net business profits	827.2	754.1	73.0
Net non-recurring gains (losses)	(283.1)	(163.4)	(119.7)
Credit costs (2)	(94.9)	(78.5)	(16.3)
Losses on loan write-offs	(43.6)	(78.5)	34.8
Provision for specific allowance for credit losses	(48.6)	(0.1)	(48.5)
Other credit costs	(2.5)	0.1	(2.6)
Reversal of allowance for credit losses (3)	—	—	—
Reversal of reserve for contingent losses included in credit costs (4)	—	—	—
Gains on loans written-off (5)	23.5	—	23.5
Net gains (losses) on equity securities	(166.5)	(60.8)	(105.6)
Gains on sales of equity securities	16.1	36.9	(20.8)
Losses on sales of equity securities	(23.6)	(27.8)	4.2
Losses on write-down of equity securities	(158.9)	(69.8)	(89.0)
Other non-recurring gains (losses)	(45.3)	(24.0)	(21.2)

Ordinary profits	544.0	590.7	(46.7)

Net extraordinary gains (losses)	(8.4)	7.5	(15.9)
Gains on loans written-off (6)	—	26.8	(26.8)
Reversal of allowance for credit losses (7)	—	—	—
Reversal of reserve for contingent losses included in credit costs (8)	—	3.2	(3.2)
Net gains (losses) on disposition of fixed assets	(2.1)	(4.3)	2.1
Losses on impairment of fixed assets	(6.2)	(2.9)	(3.3)
Income before income taxes	535.6	598.2	(62.6)
Income taxes-current	129.0	31.8	97.2
Income taxes-deferred	94.1	136.2	(42.1)
Total taxes	223.2	168.0	55.1

Net income	312.3	430.1	(117.8)

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)	(50.5)	(49.5)	(0.9)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

	(in billions of yen)
	For the nine months ended		Increase (Decrease) (A) - (B)
	December 31, 2011 (A)	December 31, 2010 (B)
Gross profits	258.5	260.4	(1.8)
Gross profits before credit costs for trust accounts	258.5	260.4	(1.8)
Trust fees	52.9	55.6	(2.7)
Credit costs for trust accounts (1)	—	—	—
Net interest income	120.5	123.2	(2.7)
Net fees and commissions	57.1	57.4	(0.3)
Net trading profits	13.0	6.8	6.1
Net other business profits	14.8	17.1	(2.2)
Net gains (losses) on debt securities	22.3	15.6	6.6
General and administrative expenses	136.9	140.1	(3.1)
Net business profits before credit costs for trust accounts and provision for general allowance for credit losses	121.5	120.3	1.2
Provision for general allowance for credit losses (2)	—	—	—
Net business profits	121.5	120.3	1.2
Net non-recurring gains (losses)	(24.8)	(21.1)	(3.7)
Credit costs (3)	(0.6)	(0.5)	(0.1)
Losses on loan write-offs	(0.5)	(0.6)	0.1
Provision for specific allowance for credit losses	—	—	—
Other credit costs	(0.1)	0.1	(0.2)
Reversal of allowance for credit losses (4)	5.7	—	5.7
Reversal of reserve for contingent losses included in credit costs (5)	—	—	—
Gains on loans written-off (6)	2.4	—	2.4
Net gains (losses) on equity securities	(21.8)	(12.0)	(9.7)
Gains on sales of equity securities	8.3	4.6	3.7
Losses on sales of equity securities	(5.1)	(5.9)	0.7
Losses on write-down of equity securities	(25.0)	(10.8)	(14.1)
Other non-recurring gains (losses)	(10.4)	(8.4)	(2.0)

Ordinary profits	96.7	99.2	(2.4)

Net extraordinary gains (losses)	3.2	3.7	(0.4)
Gains on loans written-off (7)	—	0.9	(0.9)
Reversal of allowance for credit losses (8)	—	4.2	(4.2)
Reversal of reserve for contingent losses included in credit costs (9)	—	0.6	(0.6)
Net gains (losses) on disposition of fixed assets	4.5	(0.5)	5.0
Losses on impairment of fixed assets	(1.2)	(0.2)	(0.9)
Income before income taxes	99.9	102.9	(2.9)
Income taxes-current	24.9	4.7	20.2
Income taxes-deferred	6.7	32.0	(25.2)
Total taxes	31.7	36.7	(5.0)

Net income	68.2	66.1	2.0

(Reference)
Total credit costs (1)+(2)+(3)+(4)+(5)+(6)+(7)+(8)+(9)	7.4	5.3	2.1

Mitsubishi UFJ Financial Group, Inc.

2. Non Performing Loans Based on the Financial Reconstruction Law

BTMU and MUTB Combined including Trust Accounts

	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	111.6	131.2
Doubtful	847.3	748.7
Special Attention	557.5	550.6

Non Performing Loans	1,516.6	1,430.7

Total loans	85,571.1	85,006.4

Non Performing Loans / Total loans	1.77%	1.68%

BTMU Non-consolidated
	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	109.2	127.2
Doubtful	820.5	712.6
Special Attention	541.0	538.8

Non Performing Loans	1,470.9	1,378.7

Total loans	74,590.5	74,123.1

Non Performing Loans / Total loans	1.97%	1.86%

MUTB Non-consolidated
	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	2.3	3.8
Doubtful	26.7	36.0
Special Attention	15.6	11.0

Non Performing Loans	44.7	51.0

Total loans	10,876.0	10,769.8

Non Performing Loans / Total loans	0.41%	0.47%

MUTB Non-consolidated: Trust Accounts
	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Bankrupt or De facto Bankrupt	0.1	0.1
Doubtful	0.0	0.0
Special Attention	0.8	0.7

Non Performing Loans	1.0	1.0

Total loans	104.5	113.5

Non Performing Loans / Total loans	0.99%	0.90%

Mitsubishi UFJ Financial Group, Inc.

3. Securities

MUFG Consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Debt securities being held to maturity	2,740.4	11.9	3,299.5	34.8

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on consolidated balance sheet	Differences	Amount on consolidated balance sheet	Differences
Other securities	68,955.3	298.5	67,198.5	327.6
Domestic equity securities	2,924.6	(73.7)	3,566.3	281.2
Domestic bonds	49,726.0	182.0	48,098.4	70.8
Other	16,304.6	190.2	15,533.6	(24.4)
Foreign equity securities	147.1	29.8	282.2	83.6
Foreign bonds	14,530.9	244.6	13,637.5	(46.8)
Other	1,626.6	(84.3)	1,613.9	(61.3)

Mitsubishi UFJ Financial Group, Inc.

BTMU Non-consolidated

The tables include negotiable certificates of deposit in “Cash and due from banks”, beneficiary rights to the trust in “Monetary claims bought” and others in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,206.7	9.5	1,159.9	11.8
Stocks of subsidiaries and affiliates	98.3	(23.2)	98.3	(6.3)

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	57,298.5	75.9	56,018.6	169.8
Domestic equity securities	2,320.0	(189.0)	2,803.8	74.2
Domestic bonds	44,767.5	150.6	43,573.0	59.5
Other	10,210.9	114.3	9,641.7	36.0
Foreign equity securities	140.4	29.3	171.9	73.8
Foreign bonds	8,837.8	122.5	8,362.0	(28.6)
Other	1,232.6	(37.5)	1,107.7	(9.1)

Mitsubishi UFJ Financial Group, Inc.

MUTB Non-consolidated

The tables include beneficiary rights to the trusts in “Monetary claims bought” in addition to “Securities”.

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Debt securities being held to maturity	1,230.1	4.3	1,806.6	9.5
Stocks of subsidiaries and affiliates	49.4	9.6	40.3	16.0

	(in billions of yen)
	As of December 31, 2011		As of March 31, 2011
	Amount on balance sheet	Differences	Amount on balance sheet	Differences
Other securities	9,582.9	103.7	8,727.3	10.5
Domestic equity securities	607.5	11.9	716.0	75.2
Domestic bonds	4,687.2	28.9	4,139.5	10.6
Other	4,288.1	62.8	3,871.7	(75.2)
Foreign equity securities	3.8	(0.2)	0.7	0.2
Foreign bonds	3,965.1	108.9	3,434.4	(22.7)
Other	319.1	(45.8)	436.5	(52.7)

Mitsubishi UFJ Financial Group, Inc.

4. ROE

MUFG Consolidated

	(%)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
ROE*	11.30	8.75

Note:
* ROE is computed as follows:
The one-time impact of Morgan Stanley becoming an equity-method affiliate of MUFG is adjusted.

(Net income × 4/3) - Equivalent of annual dividends on nonconvertible preferred stocks	×100

{(Total shareholders’ equity at the beginning of the period - Number of nonconvertible preferred stocks at the beginning of the period × Issue price + Foreign currency translation adjustments at the beginning of the period) + (Total shareholders’ equity at the end of the period - Number of nonconvertible preferred stocks at the end of the period × Issue price + Foreign currency translation adjustments at the end of the period)} / 2

5. Average Interest Rate Spread

BTMU and MUTB Combined

(Domestic business segment)

	(percentage per annum)
	For the nine months ended December 31, 2011	For the nine months ended December 31, 2010
Average interest rate on loans and bills discounted	1.34	1.42
Average interest rate on deposits and NCD	0.08	0.12
Interest rate spread	1.26	1.30

6. Loans and Deposits

BTMU and MUTB Combined

	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Deposits (ending balance)	116,729.0	118,287.8
Deposits (average balance)	115,211.6	113,548.2
Loans (ending balance)	76,499.8	75,570.8
Loans (average balance)	74,538.3	75,007.3

	(in billions of yen)
	As of December 31, 2011	As of March 31, 2011
Domestic deposits (ending balance)*	106,239.0	108,896.5
Individuals	66,101.6	64,384.6

Note:

*	Amounts do not include negotiable certificates of deposit and JOM accounts.

Mitsubishi UFJ Financial Group, Inc.

7. Statements of Trust Assets and Liabilities

MUTB Non-consolidated

Including trust assets under service-shared co-trusteeship

(in billions of yen)	As of March 31, 2011	As of December 31, 2011
Assets:
Loans and bills discounted	147.3	155.2
Securities	48,559.5	48,425.9
Beneficiary rights to the trust	30,104.1	29,480.9
Securities held in custody accounts	1,157.8	1,581.7
Monetary claims	11,411.2	13,157.9
Tangible fixed assets	8,929.4	9,001.6
Intangible fixed assets	131.4	131.7
Other claims	2,790.9	2,342.7
Call loans	1,544.7	1,329.6
Due from banking account	1,459.0	1,343.2
Cash and due from banks	1,911.5	1,808.9

Total	108,147.4	108,759.7

Liabilities:
Money trusts	17,122.3	17,625.8
Pension trusts	12,224.9	11,352.9
Property formation benefit trusts	13.5	13.4
Investment trusts	29,401.1	28,662.0
Money entrusted other than money trusts	2,006.4	2,093.2
Securities trusts	1,302.1	1,709.8
Monetary claim trusts	11,827.7	13,533.3
Equipment trusts	52.2	64.6
Land and fixtures trusts	85.9	85.0
Composite trusts	34,110.8	33,619.1

Total	108,147.4	108,759.7

Note:	The table shown above includes master trust assets under the service-shared co-trusteeship between MUTB and The Master Trust Bank of Japan, Ltd.

Mitsubishi UFJ Financial Group, Inc.

(Reference)

Exposure to “Securitized Products and Related Investments”

Our exposure to securitized products and related investments as of December 31, 2011 is outlined below. (Figures are on a managerial basis and rounded off.)

[Balance, net unrealized gains (losses), realized gains]

•

The balance as of the end of December 2011 increased to ¥1.52 trillion in total, an increase of ¥0.06 trillion compared with the balance as of the end of March 2011, mainly due to an increase in highly rated CLOs and CMBS.

•	Net unrealized losses were ¥81 billion, expanded by ¥3 billion compared to the end of March 2011.

•	The effect on the P/L for the third quarter ended December 31, 2011 was a gain of approximately ¥11 billion mainly as a result of a gain on sales of RMBS.

		(¥bn)
						of which securities being held to maturity[2]
		Balance[1]	Change from end of March 2011	Net unrealized gains (losses)	Change from end of March 2011	Balance	Net unrealized gains (losses)
1	RMBS	68	(39)	(3)	(15)	0	0
2	Sub-prime RMBS	3	(12)	0	(9)	0	0
3	CMBS	85	56	2	3	0	0
4	CLOs	1,267	43	(79)	8	1,067	(76)
5	Other securitized products (card, etc.)	97	2	(2)	1	22	(1)
6	CDOs	1	(2)	0	0	0	0
7	Sub-prime ABS CDOs	0	0	0	0	0	0

8	Total	1,518	61	(81)	(3)	1,090	(77)

1.	Balance is the amount after impairment and before deducting net unrealized losses.

The above table does not include mortgage-backed securities arranged and guaranteed by U.S. government sponsored enterprises, etc., Japanese RMBS such as Japanese Housing Finance Agency securities, and products held by funds such as investment trusts. These are also applicable to the tables in this document.

2.	Following the publication of “Tentative Solution on Reclassification of Debt Securities” (Practical Issue Task Force No.26, The Accounting Standards Board of Japan, December 5, 2008), some of our securitized products were reclassified into “securities being held to maturity” from “securities available for sale”at and after the end of January 2009. The balance and net unrealized gains (losses) of the securities being held to maturity in the above table are based on book value before reclassification.

[Distribution by rating]

•

AAA-rated products accounted for 67% of our investments in securitized products, an increase of 37% compared with the end of March 2011, mainly due to an increase in volume in highly rated CLOs as a result of upgrades in the portfolio.

•	AAA and AA-rated products accounted for 87% of our investments in securitized products.

		(¥bn)
		AAA	AA	A	BBB	BB or lower	Unrated	Total
9	RMBS	13	10	9	15	20	0	68
10	Sub-prime RMBS	3	0	0	0	0	0	3
11	CMBS	71	2	10	0	1	0	85
12	CLOs	882	265	61	55	5	0	1,267
13	Other securitized products (card, etc.)	51	21	16	4	2	3	97
14	CDOs	0	0	0	0	1	0	1
15	Sub-prime ABS CDOs	0	0	0	0	0	0	0

16	Total	1,016	298	96	75	30	3	1,518

17	Percentage of total	67%	20%	6%	5%	2%	0%	100%

18	Percentage of total (End of March 2011)	30%	51%	7%	5%	6%	0%	100%

Mitsubishi UFJ Financial Group, Inc.

[Credit exposure related to leveraged loan]

•	We are not engaged in origination or distribution of securitized products of leveraged loans, and therefore, there is no balance of leveraged loans for securitization.

•	The following table shows the balances of LBO loans as of the end of December 2011.

		(¥bn)
		Americas	Europe	Asia	Japan	Total	Change from end of March 2011
1	LBO Loan[3] (Balance on a commitment basis)	24	91	11	190	315	(13)
2	Balance on a booking basis	16	80	10	177	283	(3)

3	Includes balance after refinancing. (Figures are rounded off.)

[Special Purpose Entities (SPEs)]

•	We are engaged in sponsoring ABCP issuance for securitizing our clients’ assets.

•	The balance of assets purchased by ABCP conduits (special purpose companies for issuing ABCP) as of the end of December 2011 was ¥3.57 trillion (¥0.98 trillion overseas).

•	The purchased assets are mainly receivables and they do not include residential mortgages.

<Terminology>

RMBS	:	Asset-backed securities collateralized by residential mortgages
CMBS	:	Asset-backed securities collateralized by commercial mortgages
CLOs	:	Collateralized debt obligations backed by whole commercial loans, revolving credit facilities, or letters of credit
CDOs	:	Structured credit securities backed by a pool of securities, loans, or credit default swaps
ABS CDOs	:	Collateralized debt obligations backed by asset backed securities
LBO Loans	:	Loans collateralized by assets and/or future cash flows of an acquired company
ABCP	:	Commercial papers issued by a Special Purpose Company (SPC) collateralized by receivables